April____ , l998

The Jersey Bank For Savings
2-8 South Kinderkamack Road at Grand Avenue
Montvale, New Jersey 07645-0333
Attn: Clyde Britt, President and CEO

Interchange Financial Services Corporation
Park 80 West, Plaza Two
Saddle Brook, New Jersey 07662
Attn: Anthony S. Abbate, President and CEO

Dear Messers Britt and Abbate:

      We have represented Interchange Financial Services Corporation ("Interchange"), a New Jersey corporation, and Interchange Bank (the "Interchange Bank"), a New Jersey chartered commercial bank which is a subsidiary of Interchange, in connection with the proposed merger of The Jersey Bank for Savings ("Jersey"), a New Jersey chartered capital stock savings bank, into Interchange Bank. The merger shall be effected pursuant to the provisions of an Agreement and Plan of Merger dated January 27, 1998 by and among the Interchange, Interchange Bank and Jersey (the "Merger Agreement"). This opinion is delivered pursuant to Section 6.l(d) of the Merger Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

      Pursuant to the Merger Agreement, at the Effective Time the Merger shall be effected by merging Jersey into Interchange Bank to New Jersey state law, with Interchange Bank being the surviving legal entity. As a result of the Merger, at the Effective Time, each outstanding share of Jersey Common Stock (other than dissenting shares) shall be converted into the right to receive 1.5 shares of Interchange Common Stock (the "Exchange Ratio"), subject to adjustment as set forth in the Merger Agreement. No fractional shares of Interchange Common Stock shall be issued, and in lieu thereof, any holder of Jersey Common Stock otherwise entitled to receive a fractional interest will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price of Interchange Common Stock. We have assumed that no stock of Interchange Bank will be issued in the Merger.

      In rendering our opinion, Interchange, Interchange Bank and Jersey have delivered to us certificates in which they have made certain representations. These representations are relevant to our opinion and we have relied on such representations for purposes of our opinion.

      In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, applicable judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities in effect on the date of this letter that we consider relevant. This opinion is limited to the federal income tax consequences of the Merger as described below and does not address the state, local or foreign income tax consequences, if any, of the Merger.

      Based on the foregoing, we are of the opinion that:

      1. The Merger will, under current law, constitute a tax-free reorganization within the meaning of Code Sections 368(a)(1)(A) and 368(a)(2)(D). Interchange, Interchange Bank and Jersey will each be a "party to a reorganization" within the meaning of Code Section 368(b). For purposes of this opinion we are assuming that the fair market value of the Interchange Common Stock received by the shareholders

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of the Jersey Common Stock is equal to or greater than the fair market value of the non-Interchange Common Stock consideration received by the Jersey shareholders in the Merger.

      2. No gain or loss will be recognized to the shareholders of Jersey Common Stock as a result of the exchange of their shares of Jersey Common Stock for shares of Interchange Common Stock pursuant to the Merger. Code Section 354(a)(1). However, gain or loss will be recognized on the receipt of cash, if any, in lieu of fractional shares and/or in payment of dissenter's rights.

      3. The tax basis of the Interchange Common Stock received in the Merger by each shareholder of Jersey Common Stock will equal the tax basis of such shareholder's shares of Jersey Common Stock exchanged in the Merger, reduced by the amount of cash received, and increased by the amount of gain recognized, if any, on the exchange. Code Section 358.

      4. The holding period for the shares of Interchange Common Stock received by each shareholder of Jersey Common Stock will include the period during which such shareholder held the shares of Jersey Common Stock exchanged in the Merger, provided such shares of Jersey Common Stock were held as capital assets. Code
Section 1223(1).

      5. Interchange will not recognize gain or loss as a result of the Merger. Code Sections 361(a) and 1032(a).

      6. Interchange Bank will not recognize gain or loss as a result of the Merger. Code Section 361(a).

      7. Jersey will not recognize gain or loss as a result of the Merger. Code
Section 361(a).

      Except as set forth above, we express no opinion as to the tax consequences, whether federal, state, local or foreign, of the Merger, including but not limited to the tax consequences to or of (i) the conversion (prior to the Merger) of the Jersey Preferred Stock into Jersey Common Stock; (ii) the holders of the Excluded Shares; (iii) the holders of the Jersey Preferred Stock who do not enter into a Conversion Agreement; (iv) the conversion of a Jersey Option into Interchange Common Stock; (v) Interchange and Jersey under the Stock Option Agreement; (vi) payments to certain directors and officers of Jersey in cancellation of their employment agreements with Jersey and release of severance and similar payments due to them by Jersey; and (vii) shareholders of Jersey Common Stock who are insurance companies, securities dealers, financial institutions, foreign persons and persons who acquired shares of Jersey Common Stock as compensation.

      This opinion is being furnished to you and is intended solely for you use in connection with the transactions contemplated in this letter and may not be otherwise reproduced, used, circulated, filed, quoted, relied upon or otherwise referred to, in whole or in part, by you for any other purpose or by any other person or used in connection with any other transaction, without the express prior written consent of this firm.

      We hereby consent to our being designated as an expert in the Registration Statement with respect to the Federal income tax consequences of the Merger and to the inclusion of this letter as an exhibit to the Registration Statement.

                                         Very truly yours,

                                         NORRIS, McLAUGHLIN & MARCUS
                                         a Professional Corporation